

December 2, 2011

Via E-mail
Mr. Thomas A. George
Chief Financial Officer
Deckers Outdoor Corporation
495-A South Fairview Avenue
Goleta, CA 93117

>   **RE: Deckers Outdoor Corporation**
>   **Form 10-K for the Year ended December 31, 2010**
>   **Filed March 1, 2011**
>   **Form 10-Q for the Period ended September 30, 2011**
>   **Filed November 9, 2011**
>   **File No. 0-22446**

Dear Mr. George:

   We have reviewed your response letter dated November 29, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

General

1. In our previous letter, we requested that management provide, in writing, acknowledgement of the three bullet pointed items (i.e., Tandy language) described at the end of our comment letter dated November 14, 2011. It appears that these acknowledgements were provided in the response letter but included the statement "…provided, however, that the foregoing shall not preclude the Company from asserting any defense, counterclaims or similar action or remedy that may otherwise be available to the Company at law or in equity." Please provide the requested acknowledgements, without any additional language, in writing with your next response letter signed by management.

Form 10-Q for the Period Ended September 30, 2011

Financial Statements

Note 5 – Fair Value Measurements, page 6

2. It does not appear that you have provided a reconciliation of the beginning and ending balances for fair value measurements which use Level 3 inputs. Please enhance your disclosure in future filings to comply with ASC 820-10-50-2.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding these comments.

                                        Sincerely,

                                        /s/ Rufus Decker

                                        Rufus Decker
                                        Accounting Branch Chief